In October 2003, KPMG LLP reported to the Audit Committee of
Neuberger Berman Equity Funds (the Trust) that it would not be able to serve as an independent accountant for the Trust following the merger of Neuberger Berman, LLC into Lehman
Brothers Holdings Inc., because of certain relationships bearing on KPMG LLPs independence from entities that would be a part of the investment company complex following the merger.
At its regular board meeting on December 10, 2003, based on the recommendation of the Audit Committee of the Trust, the Board of Trustees has appointed Tait, Weller & Baker as the independent accountant for certain Funds for their fiscal year ended
August 31, 2004. The Funds affected by the change in independent accountants are Century, Manhattan, Millennium, Regency, and Socially Responsive. During the three previous fiscal years, KPMG LLP audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principle. Further, in connection with its audits for the three previous fiscal years and through December 10, 2003, there were no disagreements between the Trust and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of KPMG LLP would have caused it to make reference to the disagreements in its report on the financial statements for such years.